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FOR IMMEDIATE RELEASE                                               16 June 2004


                              WPP GROUP PLC ("WPP")

        Ogilvy & Mather China acquires Fujian Effort Advertising in China


WPP announces that its operating company Ogilvy & Mather China, has acquired 51% of the equity of Fujian Southeast Shengshi Effort Advertising Co Ltd ("Fujian Effort"), one of the largest independent advertising agencies in the Eastern maritimes.

Founded in 1995, Fujian Effort has 42 staff based in Fuzhou, the capital of Fujian and offers a broad range of services including advertising, brand management, design work, promotions and media. Following the acquisition the agency is being renamed Effort Ogilvy.

Fujian Effort reported revenues of RMB 15 million for the year ended 31 December 2003 and had net assets of RMB 6 million at that date.

The acquisition of Fujian Effort further strengthens Ogilvy's comprehensive range of communications services to clients providing more in-depth local insight and continues WPP's strategy of expanding its networks in fast-growing and important markets.

For further information, please contact:

Feona McEwan, WPP
Tel:  44-20 7408 2204

www.wpp.com
www.ogilvy.com

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